NOVAWEST

NovaWest Resources Inc.

News Release

For Immediate Release

Touchdown Project Drill Program Initial Results – Chibougamau, Quebec

Vancouver, Monday January 9th 2007, 12:00 noon. PST

Novawest Resources Inc.(TSX.V – "NVE"), is pleased to report that as of Monday January 8th the Company's exploration team, on its first two holes, had successfully completed their initial objectives on the company's wholly-owned Touchdown Project in Chapais Quebec. Geophysical survey crews are also onsite for surface and borehole pulse electromagnetic surveys.

Vertical drill hole **TD7-1**, drilled to 285m in mafic volcanics cut by mafic and intermediate dikes. The MEGATEM anomaly interpreted to be 80m below surface is partly explained by a pyrrhotitic zone in sheared and chloritized mafic volcanics from 77 to 80.3m. Associated with this zone of pyrrhotite stringer-type mineralization is minor pyrite and trace sphalerite. The entire hole displays an unusual abundance of quartz veining in the volcanics and intrusions; some veins contain trace pyrrhotite, pyrite, chalcopyrite or sphalerite. This continuity in sparsely mineralized and abundant veins resulted in a decision to extend the hole to 285m instead of drilling an inclined hole from this setup at this time. A borehole geophysical survey in the coming weeks will potentially target the locations of larger accumulations of conductive sulphides about 80 metres below surface as well as at depth which can then be tested in a subsequent drill program.

Vertical drill hole **TD7-2**, drilled to 150m in mafic and intermediate volcanics and dikes where in previous 1980's Minnova drilling, sulphidic veins (pyrrhotite – sphalerite - chalcopyrite, less than 20% sulphides in veins) reported anomalous gold and silver (ddh S1052 128.6-129.6', 2.49 oz/ton Au and 1.54 oz/ton Ag; ddh S1082, 151.4-154.2' 1.39 oz/ton Au and 0.6 oz/ton Ag). These intersections were part of a larger east-west mineralized structure that Minnova called the 113S Structure.

Hole **TD7-2** intersected quite a few potentially auriferous sulphidic veins over the following defined intervals:

14.80 - 27.40m (12.60m, 6.30m true): 8 sulphidic veins comprising 5-7% of the mafic volcanics.
31.94 - 37.00m (5.06m, 2.53m true): 2 sulphidic zones comprising 2% of the mafic volcanics
50.90 - 67.07m (16.17m, 8.08m true): 15 sulphidic zones comprising 10% of the mafic volcanics.
This includes a massive pyrrhotite vein from 57.5 to 57.8m

Sulphidic veins are typically at 30 degrees to core axis throughout the above 3 intervals indicating true widths are about half the core length interval.

Hole TD7-2 also intersected 2 other intersections of potential interest: 1) feldspar porphyry (82.2-85.9m) with 18 salmon-quartz veins containing trace galena, and sphalerite and, 2) a semi-massive pyrite interval on the edge of a shear zone (135.00-135.25m). Due to the visibly favourable results from TD7-2, the head has been tipped to -50 degrees westwards for another cut of these mineralized zones in hole TD7-3.

After TD7-3 is completed to about 200m, about 365m of drilling in 2 holes remain to be carried out on proposed site C to test Minnova's 113 N Structure. The Company will then prepare to move to other target areas.

Assay results are required before the significance for any of these sulphidic sections can be determined with certainty. Efforts are being made to expedite these results.

Robert D. Stewart, P.Geo. is the Qualified Person for this project and responsible for the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C. Exemption 12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

NOVAWEST

NovaWest Resources Inc.

News Release

For Immediate Release

Chibougamau Drilling Begins

Vancouver, Thursday January 4th 2007, 10:00a.m. PST

Novawest Resources Inc.(TSX.V – "NVE"), is pleased to report that our Winter-Spring 2007 Chibougamau Drill Program has begun. The company has contracted Chibougamau Diamond Drilling for a multi-hole, 1000m drill program on its wholly owned Touchdown Project near Chapais Quebec. All drilling is based on a combination of geological, prospecting and geophysical indications compiled with considerable previous drilling containing elevated copper, zinc, silver and gold values. The objective of the 2007 exploration drill programs will be to determine significant copper-gold resources associated with massive sulphide veins and lenses in mafic intrusions and bimodal volcanics. Further geophysical surveys on surface and down boreholes are also slated to start in January.

Drilling began January 4 on the first vertical hole, TD7-1, which will test the conductive source for un-drill-tested MEGATEM anomaly 10580D (12 channels, 43 siemens conductance, depth 80m). This anomaly from the 2006 GSC-sponsored airborne survey occurs in an isolated magnetic high where 1992 prospecting results by Edwin Gaucher found pyrrhotite-chalcopyrite mineralization in the overlying mafic volcanic agglomerate. An inclined follow-up hole is planned pending favourable results.

The next drill target setup is in follow-up to previous 1980's drilling on Minnova's 113S Structure where sulphides (15% pyrrhotite, 2% sphalerite, <1% chalcopyrite) contain anomalous gold and silver (ddh S1052 128.6-129.6', 2.49 oz/ton Au, 1.54 oz/ton Ag; ddh S1082, 151.4-154.2'1.39 oz/ton Au; 0.6 oz/ton Ag).
The principal objective of the holes on this drillsite are to provide access to borehole PEM surveys that could detect pyrrhotite concentrations associated with higher grade gold and silver. An inclined hole at 50 degrees west-southwest would provide additional three dimensional targeting from the borehole geophysical data.

The last site planned for this initial drill program is a vertical hole targeted to test along on Minnova's 113N Structure where sulphides (1% sphalerite, 10% chalcopyrite) contain anomalous copper, zinc, gold and silver about 488 feet (149m) below surface (ddh S1079 577-580.5', 3.4%Cu, 0.4%Zn, 0.08oz/ton Au; 6 oz/ton Ag). An inclined hole at 50 degrees west-southwest would provide additional three-dimensional targeting from the borehole geophysical data.

Robert Stewart is the Qualified Person for this program and this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

NovaWest Resources Inc.

For Immediate Release

NOVAWEST FORMS SUBSIDIARY – PRO MINERALS INC. – TO REALIZE POTENTIAL OF ONTARIO PROPERTIES and

Pro Minerals Inc. Arranges Brokered $1.1 million Financing

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWN"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors List
Dun & Bradstreet Listed

December 20, 2006

Novawest Resources Inc. (TSX.V – "NVE"), Vancouver BC: December 20, 2006. The Board of Directors of Novawest Resources Inc. ("Novawest") is pleased to announce a proposal to reorganize the Company's Ontario mineral property assets pursuant to a plan of arrangement (the "Arrangement") in an effort to maximize shareholder value. Specifically, upon receiving shareholder and final court approval to the Arrangement, six of the Company's wholly owned Ontario properties will be transferred into a new company, incorporated under the name Pro Minerals Inc. ("Pro"). Under the terms of the Arrangement, Novawest shareholders will receive one share of Pro for every five Novawest shares held. To further reflect the shareholder's and warrant holder's interests in the Ontario properties the holders of Warrants in Novawest will also receive Warrants in Pro on a one-for-five basis, pursuant to the Arrangement. Novawest has made the necessary court filings for approval to proceed with this plan. Pro will apply to have its shares listed on the TSX Venture Exchange. The distribution by Novawest of the shares and warrants of Pro Minerals will follow the receipt by Novawest of the final court and shareholder approval which is anticipated for late January 2007, whereupon the Effective Date for distribution of the Pro Minerals shares is proposed to be January 31, 2007. Approximately 7 days prior notice of the actual Effective Date will be given to shareholders through a news release when all conditions to the Plan of Arrangement have been met.

Concurrently, Pro plans to seek regulatory approval for a planned prospectus financing for $1.1 million, at $0.25 per unit, to provide working capital and to fund a Phase One $430,000 exploration and drill program on a number of the six Ontario properties. An Agent has been engaged for this financing.

In addition, upon the effective date, Novawest Resources Inc. plans to change its name to Apella Resources Inc.. There will not be any change in the share structure of the company, nor any kind of roll-back in relation to the name change.

Mr. Pat O'Brien, Chairman of Novawest states, "We are very excited that our shareholders will have an opportunity to realize the full value of the Ontario properties. Until now these properties have not been recognized in the share price of Novawest. Novawest will now be able to devote all its effort towards the advancement of its significant Chibougamau, Raglan and Nickel Royale projects and other potential acquisitions and endeavours it currently has under review, while seeing the Pro projects developed under a

new corporate structure and company name. The 2007 exploration year should be exciting for both companies."

Novawest holds a number of exploration properties in Northern Ontario and the six going into Pro form part of them. Four of the Pro properties are gold exploration plays, one has base metal targets and the final property is a diamond prospect in the Timiskaming area. Dr. George Cargill ("Cargill"), has prepared a 43-101 Qualifying Technical Report on the six Ontario properties. Cargill considers that each of the properties has ongoing exploration merit and has recommended further work on each of them.

Pro's planned financing will be comprised of 4.4 million units. Initial capital has been provided by a $30,000 investment by Novawest, which has been converted by Novawest into 3,000,000 Pro shares and warrants. On completion of the reorganization and planned prospectus financing Novawest will hold approximately 15% of Pro, the Novawest shareholders would hold an estimated 65%, and the planned prospectus participants would hold the remaining 20%.

The proposed reorganization is subject to shareholder and warrant holder approval by resolution approved by 66 2/3 % of the votes cast. The Company expects to present the matter to shareholders at a special general meeting to be held on January 24, 2007. The Company anticipates the reorganization and listing of Pro to be completed shortly thereafter. The reorganization is also subject to acceptance by the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

NOVAWEST

NovaWest Resources Inc.

For Immediate Release

NOVAWEST RESOURCES INC. ENGAGES DRESDEN CAPITAL INC.

December 11, 2006

Novawest Resources Inc. (TSXV - NVE), Vancouver BC: December 11, 2006. The company has retained Dresden Capital Inc. as its investor relations consultant. The company carefully selected Dresden to help increase its exposure to institutional and retail investors throughout North America and Europe. The agreement with Dresden is effective December 8, 2006, and is subject to the approval of the TSX Venture Exchange. The agreement is for a 12-month term and may be terminated on 60 days notice. Dresden will be paid a monthly fee of $10,000 plus all pre-approved expenses. Dresden holds no direct or indirect interest in the company or its securities. The Board has granted Dresden Capital Inc. 1,400,000 stock options priced at $0.16 cents per share, for a 15-month term. The stock options will vest on a quarterly basis. The closing price of Novawest's shares on the TSX Venture Exchange was $0.21 cents per share on November 8th, 2006, the day preceding the grant.

These stock options will be issued from the company' stock option plan and shall be exercisable in accordance with the provisions of TSX Venture Exchange Policy 4.4 regarding the number and vesting of options granted to investor relations firms. This policy stipulates that such options shall expire at the date fixed at the time of grant or 30 days following the date of termination of the agreement between Novawest and Dresden, whichever comes first.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWN"
Website – http://www.novawest.com
Dun & Bradstreet Listed

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

NovaWest Resources Inc.

For Immediate Release

PRIVATE PLACEMENT COMPLETED

December 6, 2006

Novawest Resources Inc. (TSXV - NVE), Vancouver BC: December 6, 2006. Novawest Resources Inc. announces that it has closed the Private Placement announced on November 9, 2006. The Private Placement was for 6,000,000 Units at a price of $0.10 per Unit for proceeds of $600,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional non flow-through common share of the Company at $0.20 per share. The warrants expire on December 5, 2007. Of the orginal 6,000,000 common shares issued, 4,800,000 are flow-through and 1,200,000 are non flow-through. $480,000 of the proceeds will be spent on the Company's Quebec exploration projects while the remaining $120,000 will be applied to the Company's working capital. Each share issued as a result of this private placement is restricted in trading until April 7, 2007. A finders' fee is being paid on this transaction, subject to the policies of the TSX Venture Exchange.

It should be noted that this private placement is in addition to the $600,000 private placement announced by the Company's in its November 14, 2006 news release, the completion of which is also being announced today. The aggregate proceeds raised in the two private placements totals $1.2 million.

If at any time after four months and one day following the Closing Date the trading price of the common shares of the Company on the TSX Venture Exchange is equal to or exceeds $0.21 for 30 consecutive trading days, as evidenced by the price at the close of the market, the Company shall be entitled to notify the holders of these warrants of its intention to force the exercise of the warrants. Upon receipt of such notice, the holders of the warrants shall have 14 calendar days to exercise the warrants, failing which these warrants will automatically expire.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors List
Dun & Bradstreet Listed

For Immediate Release

PRIVATE PLACEMENT COMPLETED

December 6, 2006

Novawest Resources Inc. (TSXV - NVE), Vancouver BC: December 6, 2006. Novawest Resources Inc. announces that it has closed the Private Placement announced on November 14, 2006. The Private Placement was for 3,000,000 Units at a price of $0.20 per Unit for proceeds of $600,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional non flow-through common share of the Company at $0.30 per share. The warrants expire on December 5, 2007. Of the original 3,000,000 common shares issued, 2,400,000 are flow-through and 600,000 are non flow-through. $480,000 of the proceeds will be spent on the Company's Quebec exploration projects while the remaining $120,000 will be applied to the Company's working capital. Each share issued as a result of this private placement is restricted in trading until April 7, 2007. A finders' fee is being paid on this transaction, subject to the policies of the TSX Venture Exchange.

It should be noted that this private placement is in addition to the $600,000 private placement announced by the Company's in its November 9, 2006 news release, the completion of which is also being announced today. The aggregate proceeds raised in the two private placements totals $1.2 million.

If at any time after four months and one day following the Closing Date the trading price of the common shares of the Company on the TSX Venture Exchange is equal to or exceeds $0.35 for 30 consecutive trading days, as evidenced by the price at the close of the market, the Company shall be entitled to notify the holders of these warrants of its intention to force the exercise of the warrants. Upon receipt of such notice, the holders of the warrants shall have 14 calendar days to exercise the warrants, failing which these warrants will automatically expire.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors List
Dun & Bradstreet Listed

For Immediate Release

Private Placement Closed

November 10, 2006.

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that it has closed the Private Placement announced on October 30, 2006. The Private Placement was for 2,625,000 Units at a price of $0.10 per Unit for aggregate proceeds of $260,000. Each Unit consisted of one common share and one share purchase warrant; the warrants expire on November 2, 2011. Each share issued as a result of this private placement is restricted in trading until March 3, 2007. A Finder's Fee of $10,000 and a Finder's Fee of 25,000 Units were paid with regard to this Private Placement.

On behalf of the Board of Directors of Novawest Resources Inc.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com

NovaWest Resources Inc.

For Immediate Release

PRIVATE PLACEMENT

November 9, 2006

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that the Company has arranged a non-brokered Private Placement through the issuance of 6,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional non flow-through common share of the Company at $0.20 per share for a period of 12 months. Of the 6,000,000 common shares issued, 4,800,000 will be flow-through and 1,200,000 will be non flow-through. There will be finders' fees paid on this transaction, subject to the policies of the TSX Venture Exchange. Of the proceeds raised, $480,000 will be spent on the Company's Quebec exploration projects while the remaining $120,000 will be applied to the Company's working capital.

If at any time after four months and one day following the Closing Date the trading price of the common shares of the Company on the TSX Venture Exchange is equal to or exceeds $0.21 for 30 consecutive trading days, as evidenced by the price at the close of the market, the Company shall be entitled to notify the holders of these warrants of its intention to force the exercise of the warrants. Upon receipt of such notice, the holders of the warrants shall have 14 calendar days to exercise the warrants, failing which these warrants will automatically expire. All shares issued with respect to this private placement will be subject to applicable regulatory hold periods and the Private Placement is subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors List
Dun & Bradstreet Listed